Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hudson Global, Inc.:

We consent to the incorporation herein by reference in the registration statement on Form S-8 of Hudson Global, Inc. of our reports dated March 3, 2016 with respect to the consolidated balance sheets of Hudson Global, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Hudson Global, Inc.

/s/ KPMG LLP

New York, New York

August 5, 2016